

Taneka Walker · 3rd

CEO at Kai's Baking Studio

Mansfield, Texas, United States · **Contact info**

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 **Kai's Baking Studio**

University of Cincinnati

About

As a nurse practitioner for the Federal Bureau of Prison and an officer in United States Public Health Services (USPHS), I provide healthcare to the undeserved population. My responsibilities include but not limited to comprehensive health history and physical examination, order and/or perform pertinent diagnostic t... ... see more

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Experience



CEO
Kai's Baking Studio · Full-time
Apr 2017 – Present · 4 yrs 1 mo
Houston, Texas, United States



Extension Sitter Services
2 yrs

Director of Business Development
Feb 2015 – Apr 2017 · 2 yrs 3 mos
Mansfield, Texas

Providing multi-generational care for today's busy families caring for both children and senior citizens. Personal care (non medical services) for senior citizens. We provide in home personal childcare and on location care for all events (weddings, banquets, conferences, seminars, and corporate events.)

Director Business Development
2015 · less than a year

Director Business Development
2015 · less than a year

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Family Nurse Practitioner

U.S. Public Health Service Commissioned Corps

Apr 2013 – Apr 2017 · 4 yrs 1 mo

Fort Worth, Texas

Providing healthcare for undeserved population



Nurse Practitioner

Advance Health

Aug 2014 – Dec 2014 · 5 mos

Tarrant County, Texas

Medicare in-home assessments



Nurse Practitioner

EMSI

Aug 2013 – Dec 2013 · 5 mos

Texas

Medicare in-home assessments



Registered Nurse

United States Air Force

Jun 2010 – Aug 2011 : 1 yr 3 mos

Primary care clinic



Staff Registered Nurse

US Air Force

Aug 2007 – Aug 2010 · 3 yrs 1 mo

Same Day Surgery/PACU for Ortho, General Surgery, Cardiac, ENT, ORal maxillofacial surgery

Education



University of Cincinnati
Master's degree, Family Practice Nurse/Nursing
2010 – 2012



University of Phoenix
Master of Business Administration (MBA), Business
2007 – 2009



Wright State University
Bachelor's degree, Registered Nursing/Registered Nurse
2002 – 2005